Notice to ASX 20 October 2021 Investor Seminar – Performance, strategic direction and shareholder retruns Attached is the presentation to be given at the investor seminar today in London at 8.00am (BST) / 6.00pm (AEDT) by Rio Tinto Chief Executive Jakob Stausholm and members of the executive team. The presentation slides and the live webcast can be accessed at https://www.riotinto.com/invest/presentations/2021/investor-seminar-2021. EXHIBIT 99.2

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

Investor Seminar Performance, strategic direction and shareholder returns 20 October 2021 Gobi desert, Mongolia

©2021, Rio Tinto, All Rights Reserved 2 Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Covid-19 pandemic; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Agenda

BST	AEDT	Topic	Presenter
08:00 - 08.15	18:00 - 18.15	Strategy and execution	Jakob Stausholm, Chief Executive
08:15 - 08:40	18:15 - 18:40	Panel Culture and People: Becoming best operator	Mark Davies, Chief Technical Officer James Martin, Chief People Officer Kellie Parker, Chief Executive, Australia Arnaud Soirat, Chief Operating Officer
08:40 - 09:10	18:40 - 19:10	Decarbonisation: Impact on commodity markets	Vivek Tulpule, Chief Economist
		Our own business and impact of green steel	Mark Davies, Chief Technical Officer
		Commercial opportunities from decarbonisation	Alf Barrios, Chief Commercial Officer
09:10 - 09:40	19:10 - 19:40	Q&A session 1	Jakob Stausholm | Mark Davies | James Martin | Kellie Parker | Arnaud Soirat | Vivek Tulpule | Alf Barrios
09:40 - 09:55	19:40 - 19:55	BREAK	
09:55 - 10:15	19:55 - 20:15	Pilbara Iron Ore	Simon Trott, Chief Executive, Iron Ore
10:15 - 10:35	20:15 - 20:35	Aluminium	Ivan Vella, Chief Executive, Aluminium
10:35 - 11:00	20:35 - 21:00	Panel Excel in development	Bold Baatar, Chief Executive, Copper Mark Davies, Chief Technical Officer Sinead Kaufman, Chief Executive, Minerals
11:00 - 11:10	21:00 - 21:10	Financials	Peter Cunningham, Chief Financial Officer
11:10 - 11:40	21:10 - 21:40	Q&A session 2	Jakob Stausholm | Ivan Vella | Mark Davies | Sinead Kaufman | Peter Cunningham
11:40 - 11:45	21:40 - 21:45	Closing remarks	Jakob Stausholm, Chief Executive



©2021, Rio Tinto, All Rights Reserved

3

Jakob Stausholm Strategy and execution Rainbow Bridge. Tokyo, Japan

Outstanding financials but operational improvement needed ©2021, Rio Tinto, All Rights Reserved 5 Copper equivalent production* Million tonnes Return on Capital Employed 5.2 5.1 5.1 4.9 2018 2019 2020 H121 annualised 19% 24% 27% 50% 2018 2019 2020 H121 *Excludes divested assets

The team ©2021, Rio Tinto, All Rights Reserved 6 Alf Barrios Chief Commercial Officer Simon Trott Chief Executive Rio Tinto Iron Ore Ivan Vella Chief Executive Rio Tinto Aluminium Sinead Kaufman Chief Executive Rio Tinto Minerals Kellie Parker Chief Executive Australia Arnaud Soirat Chief Operating Officer James Martin Chief People Officer Peter Cunningham Chief Financial Officer Jakob Stausholm Chief Executive Mark Davies Chief Technical Officer Bold Baatar, Chief Executive Rio Tinto Copper Vivek Tulpule Chief Economist Executive Committee

Four areas of immediate focus ©2021, Rio Tinto, All Rights Reserved 7 Care for − People’s safety − Communities − Planet Courage to − Try new things − Speak up − Do what’s right Curiosity fosters − Collaboration − Learning − Innovation Best operator Expand capability and leadership Impeccable ESG credentials Strengthen track record and transparency Excel in development Deliver organic & inorganic growth Social Licence Earn trust by building meaningful relationships and partnerships Our Values

The world faces a major challenge 8 Annual global GHG emissions* Limited action so far. The world has more than doubled cumulative GHG emissions since the early ’90’s Momentum changing. Countries are setting ambitious targets and enacting policies China, the world’s largest consumer and a significant producer of commodities, has set clear objectives ©2021, Rio Tinto, All Rights Reserved *The source of the historic data is: Trends in global CO2 and total greenhouse gas emissions: 2020 report. Netherlands Environmental Assessment Agency. The annual decline rate is an illustrative straight-line rate and not a forecast or scenario. | **Nationally Determined Contributions 0 10 20 30 40 50 60 70 1990 2000 2010 2020 2030 2040 2050 Gt CO2e +1.3% p.a. ~7% p.a. reduction to achieve net zero agreed under Paris Agreement NDCs**

Global commodity value chain carbon emissions and intensities A large carbon footprint today ©2021, Rio Tinto, All Rights Reserved 9 Our 2020 Scope 1 and 2 emissions by operations (equity basis) Total CO2e Our 2020 Scope 3 emissions Total CO2eAluminium (Pacific) Bauxite & Alumina Aluminium (Atlantic) Copper 6.4 10.1 3.6 5.3 Minerals** 2.7 3.0 Iron Ore 27Other 116 363 Bauxite & Alumina IOC iron ore 13 Pilbara iron ore Global CO2 emissions Production CO2 intensity Copper* 86 Mt 21 Mt 4 tCO2/t Aluminium* ~1.0 Gt 66 Mt 15 tCO2/t Crude Steel ~3.3 Gt 1,850 Mt 1.8 tCO2/t *Primary production | **Iron Ore Company of Canada (IOC) included in Minerals 31.5Mt 519Mt

Cu Copper 29 All our commodities are vital – today, towards 2050 and beyond 10 Al Aluminium 13 Fe Iron 26 Ti Titanium 22 Li Lithium 3 B Boron 5 Ongoing population growth and urbanisation provides base demand for metals Additional demand for all our products from decarbonisation and global energy transition Often no alternatives to steel, aluminium, copper and minerals from primary sources even with circular economy Creates opportunities for us to deliver value-adding growth ©2021, Rio Tinto, All Rights Reserved

Delivering our strategy ©2021, Rio Tinto, All Rights Reserved 11 3 9 4 184 28 48 13 275 CopperNickel (Class 1) Lithium Cobalt 50% reduction in our emissions by 2030 Ambition to double investment in growth Accelerate R&D and beyond - Advantaged renewables position - Accelerate R&D - ELYSISTM - Studying Canadian DRI - High-quality iron ore - Partnerships - Crack the code on Pilbara iron ore - Delivering our Scope 3 goals Market Size ($bn) Growth to 2030 (multiple of current size)** 2020 2030 New targets for our Scope 1 & 2 emissions (Mt CO2e equity basis) 10 5.5 3.8 1.5 Double growth capex up to $3bn per year from 2023~$7.5bn*** investment in decarbonisation from 2022-2030 plus indirect expenditure *2018 Scope 1 & 2 emissions baseline has been adjusted for divestments. **Market size is for primary market only. Recycling is expected to take a larger share of total demand in the future for most commodities. ***Conceptual view of capital requirements at October 2021. Marginal Abatement Cost Curves (MACC) will be updated on an annual basis. Sources: Rio Tinto Market Analysis, UBS, CPM Group | DRI = Direct Reduction Iron 32.6 16.3 2025 -15% 2030 -50% 2018*

Well placed to deliver

We operate in three out of the eleven advantageous regions for renewable energy

■ Ideal for wind ■ Ideal for solar ■ Ideal for solar and wind ■ Existing major hydropower ○ RES* endowed region



*RES = Renewable Energy System

Advantaged positions

Large power producer and consumer. Uniquely positioned in advantaged green energy locations – Pilbara, Quebec and Queensland

Assets and people

Long-life orebodies with superior orebody knowledge. Talented workforce

Technology

Metallurgy, geology, mining equipment, processing, energy

Cash flow and balance sheet

Disciplined capital allocation. Cash flow through cycle. Ability to invest and pay an attractive dividend – in line with our policy

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©2021, Rio Tinto, All Rights Reserved
12

Vivek Tulpule Decarbonisation: Impact on commodity markets

Low-carbon policies Net zero by 20501 Net zero by 20502 Carbon neutral by 20603 Cannibalises some demand for primary material Transitioning towards net zero emissions ©2021, Rio Tinto, All Rights Reserved 14 Electrification 2.5x electrification growth from now to 2050 in net zero scenario Average per capita electricity demand will more than double Renewables Renewable energy from 10% to 70% of energy mix by 2050 16x wind increase 30x solar increase Power storage Battery capacity additions for electric vehicles will grow over 30x by 2050 Stationary storage will grow with intermittent renewable generation Hydrogen A critical part of the fuel mix in industry and heavy transport 6% of final energy mix by 2050Scrap use teel1 -3%Al 4-6% Steel 1-3% Cu 3-4% 1 EU Updated Nationally Determined Contribution (NDC), Dec 2020, United Nations Framework Convention on Climate Change (UNFCCC) | 2 As per section 4.a(ii).b, The United States of America Nationally Determined Contribution, April 21 2021 | 3 Official Statement in 75th Session of The UN General Assembly, Sep 2020 Source: Net zero statistics from International Energy Association (IEA) Annual growth to 2040

Green aluminium lowers carbon input Green steel supporting low- carbon urbanisation Copper supports rapid renewable electrification Lithium is an essential battery technology mineral All our commodities are vital – today, towards 2050 and beyond ©2021, Rio Tinto, All Rights Reserved 15 Cu Copper 29 Al Aluminium 13 Fe Iron 26 Ti Titanium 22 Li Lithium 3 B Boron 5

China is targeting peak emissions by 2030

Aluminium: 6% capacity start curtailment since September
Steel: 40% production affected

Aluminium: 14% capacity instructed to close due to energy controls

Aluminium: 22% instructed to close due to energy controls
Steel: 10% production affected

Electricity: new aluminium smelter tariff rumoured to rise 50% from RMB 250/MWh to RMB 375/MWh
Aluminium: 57% capacity closed or idled
Steel: 50% production affected

Aluminium: 44% capacity closed and idled
Steel: 10% production affected

Electricity: power tariff for aluminium smelters and coking plants to increase by RMB 300/MWh to RMB 611/MWh
Aluminium: 4% curtailed since Feb
Steel: 60% production affected



Aluminium: 27% capacity at risk
Steel: 10% production affected

Aluminium: smelting less impacted due to captive power plants; downstream cable capacity 10% curtailed
Steel: 30% production affected

Aluminium: small-sized downstream facilities closed till Sep end
Steel: 30% capacity affected

Electricity: peak time prolonged to 7 hours per day and tariff for peak hours in summer lifted by 25% vs. original tariff
Aluminium: downstream facilities open only 2 days per week
Steel: 20% production affected

Electricity: initiate floating price of power by introducing an escalator of RMB 15/MWh for every RMB 50/t increase in coal price
Steel: 10% production affected

China power cuts and energy control policy notifications by region (at 15 October 2021)

1 Level I Alert (9 provinces) 2 Level II Alert (10 provinces) 3 Level III Alert (10 provinces)

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©2021, Rio Tinto, All Rights Reserved

16

Aluminium smelter all-in cash costs (Real US$2021 per tonne) Hydro 60% of world’s aluminium production in 2020 powered by coal China accounted for ~75% of capacity growth over 2010-20 Carbon intensity of coal smelters is over 7x that of hydro smelters Inert anodes could enable zero-carbon smelting Coal All non-carbon costs are regional weighted averages from CRU, 2021 (long-run uses 2030 costs). Hydro costs are based on a weighted average of Canadian smelters. Coal costs are based on a weighted average of coal-fired Chinese smelters. Costs do not include CO2 charges from alumina refineries. ©2021, Rio Tinto, All Rights Reserved 17 1,420 2030 $50/t 330 2021e 200100 290 290 2030 $100/t 700 2021e 750 770 2030 $50/t 1490 770 2030 $100/t 1,190 1,520 1,650 2,630 3,370 Other costs Power costs Carbon costs Carbon price assumption Competitive advantage for low-carbon smelters

Building construction is responsible for about 30% of China’s carbon emissions New China building code will require higher seismic precautionary intensity A shift to green construction and steel structures will reduce carbon emissions by ~60% Moving to steel structures contributes up to a third of the total emissions reduction Steel intensity of construction increases by ~45-80% across low to high rise buildings ©2021, Rio Tinto, All Rights Reserved 18 Total carbon emissions Kg per m2 (China) Steel intensity Kg per m2 (China) New seismic building code with reinforced- concrete-structure 0 100 200 300 400 Low rise High riseMedium rise 0 20 40 60 80 100 120 Low rise Medium rise High rise Green construction with steel structures Green steel structures can reduce emissions Source: Tsinghua School of Civil Engineering, 2021. Green construction with steel structures includes the shift to green concrete and green steel in addition to the move from current reinforced concrete structures to steel structures.

Additional green demand expected to account for over one quarter of total demand in the net zero carbon scenario Rapid electrification of grid adds ~5Mt in copper demand by 2050 Solar and wind generation consume ~3-6 tonnes of copper per MW respectively vs ~1 tonne per MW for thermal power Electric vehicles contain ~80kg of copper vs 20kg in an internal combustion engine Decarbonisation is a big driver of copper demand ©2021, Rio Tinto, All Rights Reserved 19 0 5 15 10 20 Mt 20502020 2025 2030 2035 2040 2045 EV Charging Station Renewable power EVs Power Storage Renewables for hydrogen Grid demand from electrification Efficient Electric Motors Heat Pumps Net additional demand* in a net zero carbon scenario Net demand after deducting copper consumption using traditional technologies in these segments. Net zero carbon scenario is an internal based view where developed countries reach net zero emissions by 2050, large emerging markets, including China, by 2060 and all other countries by 2070. Average intensity data from International Copper Association (ICA). *Global semis

Significant supply gap emerging for lithium

Lithium demand and supply in net zero carbon scenario

(Multiple of 2020 demand levels, Lithium Carbonate Equivalent)



15x
10x
5x
0
2015
2020
2025
2030
2035
2040
2045
2050
Committed Spodumene
Committed Brines
Demand

By 2030, electric vehicles will account for up to 55% of annual light vehicle sales

Lithium is the preferred material in electric vehicle batteries and has potential upside in emerging solid state battery chemistry

Supply gap will require over 60 Jadar projects

- Committed supply and capacity expansions contribute ~15% to demand growth over 2020-50
- Remaining 85% would need to come from new projects

Net zero carbon scenario is an internal based view where developed countries reach net zero emissions by 2050, large emerging markets, including China, by 2060 and all other countries by 2070.

RioTinto ©2021, Rio Tinto, All Rights Reserved

20

Energy and industrial transition drives demand for our products ©2021, Rio Tinto, All Rights Reserved 21 Limiting the impact of climate change requires a green revolution This social-industrial change will profoundly shift the energy and industrial landscape Green metals and minerals will be key enablers Cu Copper 29 Al Aluminium 13 Fe Iron 26 Ti Titanium 22 Li Lithium 3 B Boron 5

Mark Davies Decarbonising our own business and the impact of green steel ISAL Aluminium smelter, Iceland

Our Scope 1 & 2 carbon footprint today 23 Diesel Electricity (purchased and generated) Process heat Aluminium Minerals Bauxite & Alumina Iron ore Copper Other 2020 equity basis 31.5 Mt CO2e 8.5 Mt CO2e 4.4 Mt CO2e 2.2 Mt CO2e 6.0 Mt CO2e 45% 25% 12%18%% of total ©2021, Rio Tinto, All Rights Reserved Anodes and reductants

Taking actions to address our emissions

Electricity
Growing renewables from 75%[1]

- Gudai-Darri (34MW), QMM (20MW) and Weipa (4MW)
- Large scale (1GW) Pilbara renewables
- Switching Boyne Island and Tomago smelters to renewables
- Signed statement of cooperation with Queensland Government

Anodes & Reductants
Developing technologies

- Construction of first ELYSIS™ commercial-scale cell at Alma
- Increasing R&D

Offsets

Building capacity and capability including new technology partnerships

Process heat
Redesigning processes

- Yarwun hydrogen calcination pilot
- Plasma torches trials

Diesel
Partnering with industry

- Komatsu and Caterpillar zero-emission truck partnerships
- Charge On Innovation Challenge

[1]Share of renewables in 2020 across our managed operations

RioTinto
©2021, Rio Tinto, All Rights Reserved
24

Raising our decarbonisation target from 15% to 50% by 2030 ©2021, Rio Tinto, All Rights Reserved 25 Accelerate delivery of existing 15% emissions reduction target to 2025 2030 target from 15% to 50% reduction Increase decarbonisation investment of our own assets to ~$1.5bn over next three years and total investment of ~$7.5bn from 2022 to 2030*** Incentivise MACC projects with internal carbon price of $75/t CO2 initially Our Scope 1 & 2 emissions (Mt CO2e equity basis) 0 5 10 15 20 25 30 35 2018 2030 32.6 16.3 -50% Business- as-usual Pilbara renewables Pacific Aluminium Operations repowering MACC** projects Other**** *2018 Scope 1 & 2 emissions baseline has been adjusted for divestments. | **Marginal abatement cost curve, see slide 28 | ***Conceptual view of capital requirements at October 2021. MAC curves will be updated on an annual basis | ****Includes energy efficiencies, ELYSISTM and carbon offsets *

0 500 1000 1500 2000 2500 3000 First Gigawatt Full electrification Switching the Pilbara to renewables ©2021, Rio Tinto, All Rights Reserved To replace gas power and early electrification Fully displace diesel in rail and mobile fleet MW installed renewables Rapid deployment of ~1GW solar and wind renewables, supported by storage Abates ~1Mt CO2 Scope 1 emissions, mostly from gas- based power for fixed plants Full electrification and decarbonisation of Pilbara system require further deployment of renewables at scale Exploring development partnerships Natural gas repowering Diesel repowering 26

Progressing renewable power options for Australian smelters ©2021, Rio Tinto, All Rights Reserved 27 Assets in coal-based grids Ownership Power (100% basis) Contract expiry Tomago smelter 51.6% 960MW (demand) 2028 Boyne Island smelter 59.4% 810MW (demand) 2029 Gladstone power station 42.1% 1,680MW (capacity) Catalyst for regional renewable energy deployment and development of industry Signed Statement of Cooperation with Queensland Government Requires deployment of 5GW+1 of solar and wind power with robust firming solution 1 Equity share

Accelerating current abatement projects ©2021, Rio Tinto, All Rights Reserved 28 Our Marginal Abatement Cost Curve for Scope 1 & 2 emissions (excl. Pilbara and Pacific Operations repowering, ELYSISTM, energy efficiency and carbon offsets) As of 30 September 2021 USD/tCO2 2.51.0 1.50.0 0 4.54.03.53.0 250 300 2.00.5 -100 -50 50 100 200 150 MtCO2 Renewables Mobile diesel Process heat Anodes & reductants

©2021, Rio Tinto, All Rights Reserved 29 Developing green products for our customers Scope 3 goals Technology for reductions in steelmaking carbon intensity of at least 30% from 2030 Breakthrough technologies to deliver carbon neutral steelmaking pathways by 2050 Anticipate that ELYSISTM technology will reach commercial maturity in 2024 Net zero emissions from shipping our products by 2050 1 2 3 4 519 Mt CO2e 519 Mt CO2e By source MtCO2e Pilbara iron ore 363 IOC iron ore 13 Bauxite and alumina 116 Other 27 By region MtCO2e China 390 Japan 44 South Korea 17 EU 8 Other 61

Direct Smelting New iron and steelmaking electric furnace Electrolysis 30 A shift to greener steelmaking technologies BF / BOF DR / EAF Short-term / partial decarbonisation Medium / Long-term / net-zero potential Hydrogen (H2) injection Lump / pellet high-grade iron ore Green H2 direct reduction1 Biomass pig iron1 Natural gas direct reduction Scrap New technologies Optimisation New technologies Driving need for high-quality iron ore ©2021, Rio Tinto, All Rights Reserved BF optimisation + CCUS Our areas of focus Green H2 direct reduction + melter1 1 These products can be used in an EAF or BOF | BF = Blast furnace, BOF = Basic oxygen furnace, DR = Direct reduction, EAF = Electric arc furnace, CCUS = carbon capture, utilisation and storage

Multiple projects CSIRO / Universities Pilbara pathway 1 Pilbara pathway 2 High-quality iron ore Project – study phase Our focus areas for iron and steel decarbonisation Blast furnace optimisation Pilbara beneficiation Low-carbon research project H2 DRI and melter Simandou H2 DRI Canada 1 2 4 5 63 Customer partnerships We have a dedicated steel decarbonisation team ©2021, Rio Tinto, All Rights Reserved 31 Future pathways for Pilbara iron ore DRI = Direct reduction iron, CSIRO = Commonwealth Scientific and Industrial Research

Amrun, Queensland Alf Barrios Commercial opportunities from decarbonisation

Leveraging insights across the value chain Sustainable future across the value chain Communities Assets Suppliers Customers Markets ©2021, Rio Tinto, All Rights Reserved 33 Partnering with our suppliers and developing sustainable supply chains1 2 Working together with our customers to provide products & services for a more sustainable future 3 Innovating with our customers to enable them to decarbonise

Partnering with suppliers and developing sustainable supply chains Driving innovation through supplier partnerships Accelerating shipping decarbonisation − Collaborating on a mining decarbonisation pathway − 2025 Piloting zero emission trucks and locomotives − 2030 No new diesel-powered trucks and locomotives − Supporting local and Indigenous supplier development − Reduced emissions intensity1 >30% by end 2021, vs IMO target of 40% by 2030 − Chartered 9 LNG dual-fuel Newcastlemax vessels2 − Net zero emission vessels by 2030 34 1 From our own and time chartered fleet | 2 Delivery from H2 2023 IMO: International Maritime Organisation, LNG: Liquified Natural Gas ©2021, Rio Tinto, All Rights Reserved

Working with customers to meet societal demands ESG transparency through START − Transparency and traceability from mine to market − Secure platform, built on blockchain − Enabling consumers to make ESG-informed decisions, beyond carbon ©2021, Rio Tinto, All Rights Reserved 35 Government policy and markets responding to end-user demand

Solutions for a more sustainable future Products for a greener world − Aluminium alloys for giga-casting in electric vehicle manufacturing − Collaborating with InoBat across the full lithium lifecycle, from mining through to recycling Circular solutions to reduce emissions − Partnering with ABInbev to reduce emissions from packaging − Multi-product collaboration with Schneider Electric for infrastructure and electric vehicles − Optimising market placement for critical minerals (Li, Sc, Te, Se) extracted from our waste streams ©2021, Rio Tinto, All Rights Reserved 36 Li = Lithium, Sc = Scandium, Te = Tellurium, Se = Selenium

Simon Trott Iron Ore

Pilbara Iron Ore set for even stronger performance ©2021, Rio Tinto, All Rights Reserved 38 0 50 100 150 200 250 300 350 400 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Operations Centre 283Mt AutoHaul Port capacity 360Mt AHS trial New mines Key infrastructure and automation North acquisition Bao-HI JV Hope Downs JV Pilbara Blend Portside trading 14 new growth mines since 1999 Port expansion towards 360Mt, industry-leading automation Underpinned by key acquisitions and introduction of Pilbara Blend Transform our safe operating performance Deliver new mines Create value with our partners Position Pilbara for green steel 1999 - 2013 China expansion 2014 - 2021 Consolidation 2021+ Refocus our future >$50bn free cash flow >60% EBITDA margins >50% average ROCE since 2016 Shipments (Mt, 100%) Build on outstanding financial performance

Raising our system capacity ©2021, Rio Tinto, All Rights Reserved 39 System capacity will be delivered by: - Rio Tinto Safe Production System driving improved productivity - Improved interface efficiencies across mine, plant, rail and ports - Modest capital investment, including two additional rail consists Requires commissioning of replacement mines, including Western Range, Bedded Hill Top and Hope Downs 2 and Brockman Syncline 1 to reach and sustain capacity Max annual Mt 338 338 338 338 Prior best performance System Ports Rail Mine Mid term** Mt 345-360 350-360 360+ 345-360 Estimated Capacity Max month* Mt 370 362 393 362 Max quarter* Mt 349 351 357 351 *Annualised rates | ** Mid-term defined as upon completion of the next tranche of new and replacement mines

Mine productivity to mitigate higher work index ©2021, Rio Tinto, All Rights Reserved Material movement (Bt) The work index of our mining operations is increasing 1.0 1.2 1.4 2018 2021F 2024F x Effective flat haul* (km) 11 14 15 2018 2021F 2024F Work index (Bt.km) 36% 42% 33% 2018 2021F 2024F = Below water table mining (%) 12 17 21 2018 2021F 2024F + Initial gains in productivity – targeting further improvement Truck EU (Index 2018 = 100) 100 105 115 2018 2021F 2024F Payload (Index 2018 = 100) Digger MTBF (Index 2018 = 100) 100 126 135 2018 2021F 2024F Dewatering** (Index 2018 = 100) 100 109 117 2018 2021F 2024F *Average haul distance travelled by each truck – adjusted for gradient | ** Dewatering volumes increase as pit deepens | EU = Effective utilisation, MTBF = Meantime between failure 100 105 106 2018 2021F 2024F 40

Adjusting our operating practices to protect heritage ©2021, Rio Tinto, All Rights Reserved 41 Heritage site Heritage site example Responding to new information Shortest Route New Haul Route Removed from mine plan A. 70 metre exclusion zone | B. 200 metre blast management zone | C. 350 metre blast management zone A B C

Improving plant performance ©2021, Rio Tinto, All Rights Reserved Increased planned shutdowns Hours, Index 2019 = 100 100 97 114 2019 2020 2021 Maintenance impacted by labour constraints Hours, Index 2019 = 100 Stabilising and addressing maintenance backlog Outstanding hours, Index 2019 = 100 100 117 120 2019 2020 2021 Focus areas to address maintenance backlog: - Shutdown alignment across system - Improved maintenance tactics and simplified maintenance schedules - Improved conveyor reliability though better rock breaking and targeted asset improvements Completing the brownfield mine tie-ins will further improve plant performance 100 80 98 2019 2020 2021 - COVID-19 restrictions impacted available labour in 2020 reducing maintenance hours - 2021 labour availability improved but still constrained 42

Maximising productivity from port and rail

Rail performance

Focus on asset health, including ballast and turnout replacement

AutoHaul delivering operational and safety improvements:

- Reduction in driver change-over delays from 90 minutes per train to zero
- One in 250 journeys require a driver to operate the train
- Reduction of 1.5 million kilometres each year in light vehicle travel

Track speed restrictions cycle time impact
(in minutes)


232
132
121
110
<100
FY18
FY19
FY20
FY21F*
22-24

Port productivity

Our ports are our competitive advantage

Focus areas:

- Optimising shut durations for capacity needs
- Reclaimer replacements 2024+
- High density ore upgrades 2022+
- Car Dumper 1 at Cape Lambert end of life 2022

Weekly outload capacity in Q3 2021
(Weeks**)


360Mtpa
4
1
9
320-330
330-340
340-350
350-360
360+

*At October 2021 | **Includes all full and partial weeks in Q3 2021

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How we are improving our business

	Operational Readiness	Rio Tinto Safe Production System			
Focus area	Commission and ramp up new assets	Reduce wait for feed at the crusher	Reduce materials handling losses	Reduce fixed plant unscheduled loss	Improve rail capacity and resilience
Priorities	Gudai-Darri	Dewatering	Fragmentation	Conveyor reliability	Asset health
	Robe Valley Sustaining	Drill and blast	Feed strategy	Shutdown productivity	Cycle time
	West Angelas C&D	Load and haul	Engineering and technology	Asset management	Digital and technology
	Western Turner Syncline Phase 2				
Value chain	Mine	Mine	Mine	Mine	Rail
			Port	Port	

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Operating and sustaining capital cost outlook 45 Key focus areas: - Asset reliability - Plant and rail asset health - Accommodation / camps - Systems including IT 0.5 0.9 1.1 1.3 ~1.5 2017 2018 2019 2020 2021 2021 cost guidance of $18-18.5/t Cost pressures continue: - Work index increase of 12% (from 2021 forecast) - Continued investment in asset health and reliability - Tight labour market driving higher rates - Diesel price (+23%, 2021F v 2020) - Cost of materials due to strong construction market and COVID-19 restrictions 10 14 18 22 2016 2017 2018 2019 2020 2021 Outlook for 2022 Investing in our assets Unit cost history (US$/t) 2021 latest cost estimate (%) Sustaining capital investment (US$bn) Pilbara Iron Ore Peers* 35 20 12 20 13 FTE labour Contractor labour Diesel and energy Materials Other FTE = full time equivalent ©2021, Rio Tinto, All Rights Reserved *Unit cost for peers are based off publicly available sales, revenue and EBITDA data, with adjustments made for comparison to RTIO's reporting method and products

Mine project pipeline ©2021, Rio Tinto, All Rights Reserved 46 High volume of environmental approvals for new mines Studies being progressed. Commissioning from 2025: - Western Range - Bedded Hill Top and Hope Downs 2 - Brockman Syncline 1 Approvals timeline risk has increased Completed projects Projects in development Projects in study stage Capital Intensity ($/t Real 2021) -$10 $10 $30 $50 $70 $90 $110 $130 $150 2004 2009 2014 2019 2024 2029 2034 Western Range GD1 Robe Valley Sustaining West Angelas Deposits C&D WTS2 BHT/HD2 BS1 2021

Ongoing focus on quality and product mix ©2021, Rio Tinto, All Rights Reserved 47 5% 3% 9% 6% 8% 9% 8% 10% 17% 17% 18% 13% 24% 23% 20% 27% 45% 47% 45% 45% SP10 RV HIY PBL PBF YTD 21FY20 Shipments by product (%) FY24F Consistent quality remains key for our Pilbara Blend. Demand remains strong, and will continue to underpin our product strategy Pilbara Blend quality maintained by: - Blending different ore sources to tight specifications - Producing lower quality products (including SP-10) as required RV = Robe Valley, PBL: Pilbara Blend Lump, PBF: Pilbara Blend Fines | 2021 YTD at 30 September 2021 FY19

Positioning Pilbara ores in a green steel world

Working with customers to decarbonise the blast furnace mostly capped at ~20-30% emission reduction

Options to more cost effectively beneficiate Pilbara ores are being developed

Working on new processing routes to crack the code for Pilbara ores

Two examples shown – both early stage development but showing promise

Steel making process routes to move to 'net neutral'


Pilbara Pathway 1: Low-carbon research project
Raw materials
Ironmaking
Steelmaking
Iron Ore
Sustainable Biomass
Green Iron Process
Electric Furnace
Pig Iron
Basic Oxygen Furnace
Electric Arc Furnace
Pilbara Pathway 2: H_2 Hot Briquetted Iron + melter
Raw materials
Direct Reduction Ironmaking
Steelmaking
Iron Ore
Hydrogen
Shaft Furnace
Fluidised Bed
Hot Briquetted Iron
Electrical Melter
Basic Oxygen Furnace
Electric Arc Furnace

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Strengthening partnerships 49 Traditional Owners Working together to build a better future through employment, business and caring for country and culture Embedding cultural competency and heritage management into The Way We Work Asset General managers now responsible for Traditional Owner relationships Modernising agreements Supporting thriving communities through economic development and employment: - Direct shipping into Dampier - Automation qualifications and education pathways Partner with State Government to provide logistics support for COVID-19 vaccinations across the Pilbara Building local capacity - using local suppliers to build rail ore cars, a first in the industry Long-term partnerships and outcomes such as the partnership with Royal Flying Doctor Service Local Communities Western Australia ©2021, Rio Tinto, All Rights Reserved

Becoming the most valued resource business ©2021, Rio Tinto, All Rights Reserved 50 Deliver new mines of the future Optimise Pilbara capacity, product mix and development sequence Social licence Create value with our partners Connect, partner and restore trust with the community Transform our safe operating performance Empower our workforce through Rio Tinto Safe Production System Excel in development Best operator Position Pilbara for green steel Decarbonise the Pilbara and position our ores to participate in Green Steel Impeccable ESG credentials People at our heart Shift from ‘asset focus’ to ‘people focus’

Ivan Vella Aluminium

Over a hundred years of aluminium expertise ©2021, Rio Tinto, All Rights Reserved 52 1950 1965 1980-90 2014 Technological expertise Engineering excellence Partnership and innovation

A structurally advantaged integrated business ©2021, Rio Tinto, All Rights Reserved 53 4 bauxite mines 56.1Mt* Australia, Brazil and Guinea 4 alumina refineries 8.0Mt* Australia, Brazil and Canada 14 aluminium smelters, 80% renewables 3.1Mt* Australia, Canada, Iceland, New Zealand and Oman 7 hydro plants 4.1GW Supporting our assets in Canada Bauxite Alumina AluminiumEnergy *2020 production

The most profitable integrated Aluminium business ©2021, Rio Tinto, All Rights Reserved 54Jadar project geologists 6% 10% 8% 4% 3% 12% 34% 37% 20% 24% 30% 36% 0% 5% 10% 15% 20% 25% 30% 35% 40% 2016A 2017A 2018A 2019A 2020A 2021 H1 ROCE EBITDA Margin 1Upstream assets includes bauxite, alumina and primary metal 36% 0 10 20 30 40 16 H2 17 H1 17 H2 18 H1 18 H2 19 H1 19 H2 20 H1 20 H2 21 H1 Competitor Margins Rio Tinto Aluminium EBITDA Margin H1 2021 Historic supply growth created challenging conditions Mt Integrated Upstream1 EBITDA Margin (%) Integrated EBITDA Margin & ROCE (%) RoW China Source: Rio Tinto Market Analysis and peer disclosures Peers 20 09 20 00 20 01 20 02 20 03 20 07 20 04 20 05 20 06 20 08 20 11 20 14 24 20 12 20 13 20 16 20 17 20 18 24 20 19 20 20 20 15 26 28 57 30 33 34 38 40 38 20 10 46 48 50 54 59 42 5.1% 64 64 63 65

Proven operational resilience ©2021, Rio Tinto, All Rights Reserved 55 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 1.8 2017 2018 2019 2020 2021 64 65 66 67 68 69 70 71 2017 2018 2019 2020 2021 0 0.1 0.2 0.3 0.4 0.5 2017 2018 2019 2020 2021 *Atlantic managed operations Global All Injury Frequency Rate Pot Productivity* Tonnes per operating pot per day Asset Utilization rate Casthouse*

*Includes managed operations in Saguenay region. **9 months annualised 1,078 1,094 1,104 1,113 1,106 1,127 1,138 1,116 1,137 2013 2014 2015 2016 2017 2018 2019 2020 2021 ~1% 75 Continuing to improve our business 56 Processing technology development in the areas of impurities Exploratory work on alternative technologies for silica Processing technology to reduce product moisture Positioned for low CO2 metal demand Access to structurally short US market Optimising business through data analytics and advanced process control Saguenay integrated operations centre Using machine learning and automation to maximise scrap remelting opportunities Further leveraging data analytics Flex power – modulating smelter power demand 1st quartile bauxite mines leveraging R&D Automating our casting process1st decile hydro-powered smelters* Production creep ** ©2021, Rio Tinto, All Rights Reserved

Aluminium supply by source (global) Mt Potential for positive structural change in the market from energy and smelting caps in China ©2021, Rio Tinto, All Rights Reserved 57 Primary Aluminium supply (China) Mt Non-Renewables, Primary Recycled ContentRenewables, Primary 90 58 35 36 38 40 43 47 49 54 54 61 67 71 75 78 82 85 91 92 91 20 03 20 01 20 00 20 11 20 14 20 02 20 04 20 09 20 06 20 07 20 08 20 10 20 12 20 19 20 13 20 15 20 16 20 17 20 18 20 20 20 05 4.8% CAGR: 4.2% CAGR: 2.6% CAGR: 6.8% Renewables Inventory (RHS)Non Renewables 0 1 2 3 4 5 6 7 8 9 35 15 25 10 0 5 30 20 40 20 10 China Primary Aluminium Supply, Mt Weeks of consumption 20 00 20 01 32 31 7 20 03 20 04 20 05 20 11 20 06 20 07 20 08 20 09 20 13 20 12 20 16 20 14 20 15 20 17 20 18 20 02 20 19 20 20 2 3 4 6 9 9 14 14 17 20 22 25 28 36 36 35 37 13 Sources: Rio Tinto Market Analysis, CRU, IAI Sources: Rio Tinto Market Analysis, CRU, IAI. Renewables include hydropower and other renewables. Non-Renewables include coal, gas, and nuclear.

Sources: Rio Tinto Market Analysis, CRU New coal-powered smelting likely to be challenged ©2021, Rio Tinto, All Rights Reserved Total metal required* Mt 75 63 2025 25 2020 36 43 79 2030 88 111 122 3.3% Recycled Primary CAGR: 2.3% CAGR: 5.5% *Global semis production including melt loss Hydro Coal 2030 $100/t 330 200 290 2021e 100 2021e 2030 $50/t 290 700 750 770 2030 $50/t 1490 770 2030 $100/t 1,190 1,420 2,630 1,520 1,650 3,370 Other costs Power costs Carbon costs Carbon price assumption Aluminium smelter all-in cash costs (Real US$2021 per tonne) All non-carbon costs are regional weighted averages from CRU, 2021 (long-run uses 2030 costs). Hydo costs are based on a weighted average of Canadian smelters. Coal costs are based on a weighted average of Chinese smelters from Shandong, Shanxi, Xinjiang and Inner Mongolia. 58

Smelting requires uninterrupted energy, increasing the technical difficulty of a transition without hydro-power… …but regions with high-quality renewables and a coordinated approach can create value in the transition Switching our Australian smelters to renewables 59 Typical energy requirements for large-scale aluminium smelter World-class solar and wind resources Ability to create a coordinated solution to support heavy industry transition Internationally competitive renewables and skilled industrial workforce provides regional advantage. Signed Statement of Cooperation with Queensland Government OR +1GW hydro Firming solutions 1 Renewables requirements vary by region, mix of wind and solar and system design ©2021, Rio Tinto, All Rights Reserved ~4GW renewables1

0 2 4 6 8 10 12 14 16 18 R io T in to A tla nt ic Pe er A Pe er B Pe er C Pe er D R oW Pe er E Pe er F R io T in to P ac ifi c G lo ba l C hi na Pe er G Pe er H Decarbonising the aluminium supply chain 60 Producing the lowest CO2 per tonne Lowest footprint alumina refinery in the world P1020 metal grade or better On track for commercial scale technology in 2024 Green hydrogen a substitute to natural gas Potential to underpin 10% Rio Tinto group-wide decarbonisation Already lowest CO2 emissions Hydrogen calcination Commercialising ELYSISTM The graph is on an equity basis for Rio Tinto and all the other individual producers Source: CRU includes direct emissions (Scope 1) and indirect from electricity generation (Scope 2) 2021 - Total emission tCO2/t ©2021, Rio Tinto, All Rights Reserved

Carbon free Responsible Traceable Circular Green materials need to be more than carbon free 61 Recyclable material that retain its properties Recycling pilots in Quebec Produced with respect and care for host communities, partners, first nations and environment Zero carbon through the full lifecycle of production Decarbonisation of Australian Smelters Materials identifiable and traceable throughout lifecycle ©2021, Rio Tinto, All Rights Reserved

Strengthening our social licence ©2021, Rio Tinto, All Rights Reserved 62 Mutual Respect Agreement with Mashteuiatsh for 20 years Joint business opportunities with First Nations in Quebec and British Columbia Long-term relationships with Traditional Owners in Weipa and Gove Treatment technology developed by RTA Treat spent pot lining of the Canadian Al industry and reuse in the cement industry Convert Anhydrate by-product into a fertiliser used in blueberry crops First nations and communities Vaudreuil filter press Turning waste into valuable resources Reduce red mud waste volume Eliminate slurry pond storage Stable red mud disposal sites

Opportunities to leverage our attractive foundation ©2021, Rio Tinto, All Rights Reserved Tier 1 bauxite resource with options to expand and improve cost position Deep technical and processing expertise Growing smelting capacity requires more green power Working with customers to meet their specific needs Improve capital intensity of future investments ELYSISTM commercial maturity in 2024 Recycling is an opportunity to enhance our profitability and relevance to customers 63

Positioned to thrive in a low-carbon environment ©2021, Rio Tinto, All Rights Reserved 64 - Integrated business with Tier 1 assets - Advantageous renewables position - Strong history with world-class technical expertise - Operational stability Strong foundation - Accelerate zero carbon, zero waste - Empowering our people to be the Best Operator - Optimise capital intensity - Build strong connections with our partners and stakeholders - Pursue options for increased profitability or growth Clear strategy - Potential structural change in the market - ELYSISTM – net zero aluminium smelting - Switching Australian smelters to renewables - Long-life Tier 1 resource in bauxite - Long-life hydropower assets - Well positioned for North American market Attractive future Excel in development Impeccable ESG credentials Strengthening our social licence Best operator

The Saguenay, Canada Peter Cunningham Performance, investment and shareholder returns

14.1 11.3 10.0 9.3 9.3 8.0 5.6 4.9 4.8 1.6 -3.1 Jun-16 D ec-16 Jun-17 D ec-17 Jun-18 D ec-18 Jun-19 D ec-19 Jun-20 D ec-20 Jun-21 Pro-forma net debt* 8.5 13.9 11.8 14.9 15.9 26.6 5.8 9.5 7.0 9.2 9.4 19.4 2016 2017 2018 2019 2020 2021* Operating cash flow Free cash flow We are in very robust financial health 19% 11% 0% 15% 30% 2016 2017 2018 2019 2020 Rio Tinto Peers Rio Tinto average Peers average Investing consistently and with discipline through the cycle 66 ROCE (post-tax) – outperforming our peers Attractive cash flows $bn Strong balance sheet Net debt (cash) $bn Peers: BHP, Vale, Anglo American and Glencore | *Consensus (Visible Alpha, 15 October 2021) | **Pro-forma net debt (cash) adjusts for the remainder of previously announced buy-backs from operations, lags in shareholder returns from disposal proceeds, Australian tax lag (December only) and disposal-related tax lag and the impact of IFRS 16 Leases accounting change for the prior periods. This lease accounting change is reflected in the June and December 2019 reported net debt Maintain a strong balance sheet. Focus on “Single A” credit metrics We can grow and invest in decarbonisation whilst continuing to pay attractive dividends to shareholders – in line with our policy ©2021, Rio Tinto, All Rights Reserved *

©2021, Rio Tinto, All Rights Reserved 67 Actions in place to improve our performance Operating performance not where we want it to be Rigorous performance management Deploying Rio Tinto Safe Production System Building capability across the organisation Increasing our capital allocation towards sustaining Focused on risk management Copper equivalent production for the nine months to September* Million tonnes *Excludes divested assets 3.9 3.8 3.8 3.6 2019 2020 20212018

Disciplined allocation of capital remains at our core 68 Essential capex Integrity, Replacement, Decarbonisation1 Ordinary dividends2 Iterative cycle of3 Further cash returns to shareholders Compelling growth Debt management ©2021, Rio Tinto, All Rights Reserved

Maintaining our rigorous approach to investments ©2021, Rio Tinto, All Rights Reserved 69 Product Group level governance and investment committees Final decision Scenario based NPV, IRR, payback ranges Detailed Risk assessment (including ESG) Commodities which enable the energy transition Decarbonisation Independent Economics team sets prices (including carbon), global scenarios and discount rates Independent business and technical teams Evaluation committee Controlled risk taking allows for more opportunities Using a range of criteria across different investment opportunities Integrity Rigorous assessment of options Decarbonisation Capital intensity of CO2 reduction | Cost of capital Growth Embedded options | Cost position | Valuation M&A Embedded options | Cost position | Strategic fit | Right owner | Valuation Investment themes Evaluation criteria Set ranking criteria Opportunity development Project review Investment Committee Board

Reinvesting for growth and decarbonisation 70 5.4 6.2 ~7.5 ~8.0 2018A 2019A 2020A 2021F 2022F 2023F 2024F Sustaining Decarbonise our assets Pilbara replacement Other replacement Growth Ambition ~9.0-10.0 Capital expenditure profile $bn 5.5 Depreciation ~9.0-10.0 Sustaining capital of ~$3.5bn per year including Pilbara Iron Ore of ~$1.5bn ~$0.5bn per year to decarbonise our assets from 2022 to 2024 Total decarbonisation investment of ~$7.5bn* from 2022 to 2030, predominantly in second half of decade Ambition to grow and decarbonise reflected in 2023-24 capex of up to ~$9-10bn including up to $3bn in growth spending, depending on opportunities Replacement spending unchanged at $2-3bn per year *Conceptual view of capital requirements at October 2021. Marginal Abatement Cost Curves (MACC) will be updated on an annual basis ©2021, Rio Tinto, All Rights Reserved

Broad-based funding model for decarbonisation 71 Operating expenditure Pilbara energy system | ELYSISTM implementation capital | MACC projects New capability | Energy efficiency | R&D Pacific Aluminium smelters and refineries Kennecott Operating expenditure Capital expenditure ~$7.5bn over 2022-30 Long-term contracts Partnerships* Green steel: 25 existing R&D partnerships – more targeted Examples provided under each category of funding is not an exhaustive list and options for decarbonisation will continue to evolve. *Funding model to be determined. MACC = Marginal Abatement Cost Curve ©2021, Rio Tinto, All Rights Reserved

Consistent five-year record of shareholder returns Pay-out ratio policy de-risks the company 60% average pay-out on ordinary dividend over past 5 years 73% average pay-out in total Our financial strength allows us to simultaneously: − reinvest for growth − accelerate our own decarbonisation − continue to pay attractive dividends to shareholders in line with our policy Attractive dividends remain paramount 72 Excluding divestment proceeds returned to shareholders 0 20 40 60 80 100 2016-20202020 H1 20212016 2017 2018 2019 Ordinary dividend Additional return Interim ordinary dividend Shareholder returns of 40-60% of underlying earnings on average through the cycle Pay-out ratio (%) ©2021, Rio Tinto, All Rights Reserved

Outstanding foundation Clear strategy Compelling investment proposition Impeccable ESG credentials Excel in Development Strengthening our social licence Best operator Strong foundation for growth, decarbonisation and shareholder returns 73 - No fossil fuel extraction - Long-life assets producing vital commodities - Resilient cash flows through the cycle - Capital discipline - Robust financial position - Advantageous renewables position - World-class pipeline of projects and exploration - Accelerate our own decarbonisation - Grow in materials enabling the global energy transition - Develop products and services that help our customers to decarbonise - Deliver value-adding growth - Continue to pay attractive dividends in line with our policy - Attractive partner to our customers and host countries - Reduce risks by accelerating our own low-carbon transition - Maintain financial strength and resilience ©2021, Rio Tinto, All Rights Reserved

Appendices Jadar project, Loznica, Serbia

59.2 8.2 7.1 18.8 5.7 1.1 Australia UK Europe (ex UK) North America Asia ROW Shareholder structure ©2021, Rio Tinto, All Rights Reserved 75 0.4 35.9 14.1 31.9 17.5 0.3 13.9 29.5 12.5 28.9 14.8 0.5 Shares outstanding: 1.247bn Rio Tinto Limited Rio Tinto PLC Rio Tinto DLC Shares outstanding: 0.371bn23% 77% 100% Shares outstanding: 1.619bn *21 September 2021

Debt maturity profile 30 June 2021 debt maturity profile* ©2021, Rio Tinto, All Rights Reserved 76 $ million Average outstanding debt maturity of corporate bonds at ~12 years (~ 9 years for Group debt) No corporate bond maturities until 2024 Liquidity remains strong under stress tests $7.5bn back-stop Revolving Credit Facility extended to November 2023 and remained undrawn throughout the pandemic 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 20 21 20 22 20 23 20 24 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 + External borrowings Leases *Numbers based on June 2021 accounting value. The debt maturity profile shows $1.1 billion of capitalised leases under IFRS 16.

Group level financial guidance

	FY2021	FY2022	FY2023	FY2024
CAPEX				
Total Group	~$7.5bn	~$8.0bn	~$9.0 – 10.0bn	~$9.0 – 10.0bn
Sustaining Capex Group	~$3.5bn	~$3.5bn	~$3.5bn	~$3.5bn
Pilbara Sustaining Capex	~$1.5bn	~$1.5bn	~$1.5bn	~$1.5bn

- $0.5bn per year to decarbonise our assets from 2022 to 2024
- Total decarbonisation investment of ~$7.5bn* from 2022 to 2030, predominantly in second half of decade
- Ambition to grow and decarbonise reflected in 2023-24 capex of $9-10bn including up to $3bn in growth spending, depending on opportunities
- Replacement spending $2-3bn per year

Effective tax rate	30%			
Returns		Total returns of 40 – 60% of underlying earnings through the cycle		

*Conceptual view of capital requirements at October 2021. Marginal Abatement Cost Curves (MACC) will be updated on an annual basis



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Product group level guidance

	2021 production guidance[1]	2021 costs
Iron Ore Shipments	320 – 325mt[2] (100% basis)	$18.0-18.5/wmt (FOB), based on an Australian dollar exchange rate of $0.75
Copper		
Mined Copper	~500kt[3]	C1 Copper unit costs 75-80 US c/lb
Refined Copper	190 – 210kt[4]	
Aluminium		Modelling guidance provided for Canadian smelters only (see slide 80)
Bauxite	54 – 55mt[6]	
Alumina	7.8 – 8.2mt	
Aluminium	3.1 – 3.3mt	
Minerals		
TiO_2	~1.0[7]	
IOC pellets and concentrate[8]	9.5 – 10.5mt	
B_2O_3	~0.5mt	
Diamonds	3.0 – 3.8m carats[5]	

1 Rio Tinto share unless otherwise stated.
2 Pilbara shipments guidance remains subject to COVID-19 disruptions including risks around mandatory vaccination for the resources industry in Western Australia as of 1 December, and risks around commissioning of new mines and management of cultural heritage.
3 Remains subject to COVID-19 disruptions and risks around mine plan sequencing following geotechnical issues at Kennecott.
4 Reduction reflects a Kennecott smelter incident in September resulting in force majeure on customer contracts.
5 Diamonds 2021 guidance and actuals are for Diavik only for comparability, following Argyle closure in 2020. Unadjusted Diamonds production for 2020 was 14.7 million carats, including both Diavik and Argyle operations.
6 Reduction reflects equipment reliability issues and operational instability at the Pacific mines.The focus in the fourth quarter is on the recovery of plant equipment availability and asset health to support 2022 performance.
7 Full year titanium dioxide slag production guidance has been reinstated following stabilisation of the security situation at Richards Bay Minerals in South Africa and resumption of operations.
8 Iron Ore Company of Canada.


uvex

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Modelling EBITDA ©2021, Rio Tinto, All Rights Reserved 79 Underlying EBITDA sensitivity Average published price/exchange rate for 2021 first half US$ million impact on full year 2021 underlying EBITDA of a 10% change in prices/exchange rates Copper 413c/lb 478 Aluminium $2,245/t 784 Gold $1,805/oz 77 Iron ore realised price (62% Fe CFR freight-adjusted) $168.4/dmt 4,180 A$ 0.77US$ 665 C$ 0.80US$ 249 Oil (Brent) $65/bbl 112 Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital.

Modelling aluminium costs ©2021, Rio Tinto, All Rights Reserved 80 Canadian* smelting unit cash** cost sensitivity ($/t) Impact a $100/t change in each of the input costs below will have on our H1 2021 Canadian smelting unit cash cost of $1,262/t Alumina (FOB) $191 Green petroleum coke (FOB) $27 Calcined petroleum coke (FOB) $36 Coal tar pitch (FOB) $8 * Canadian smelters include all fully-owned smelters in Canada (Alma, AP60, Arvida, Grande-Baie, Kitimat, and Laterrière), as well as Rio Tinto’s share of the Becancour and Alouette smelters ** The smelting unit cash costs refer to all costs which have been incurred before casting, excluding depreciation but including corporate allocations and with alumina at market price, to produce one metric tonne of primary aluminium.

Jadar project – 100% owned and managed

Mining and processing

Underground mine using bench stoping

Co-located beneficiation and chemical processing plant

Primary products: lithium carbonate, boric acid

Overall product recoveries: ~80%

Capex

Capital: $2.4bn (nominal)

Construction phase: 2021-2026 (peak 2022-2025)

LOM sustaining capital: $30m per year, average (real)

Production profile[1]

First saleable production: 2026

Full ramp-up: 2029

Annual target volumes: up to 58,000 tonnes of battery-grade lithium carbonate[2],160,000 tonnes of boric acid (B_2O_3 units) and 255,000 tonnes of sodium sulphate[3] per annum

Serbian tax and royalties

Mining royalty: 5% (levied on gross sales minus allowable deductions)

Corporate income tax rate: 15%

Withholding tax rate: 5%

40 year mine life

Ore reserve:
16.6Mt @ 1.8% Li_2O and 13.4% B_2O_3

Mineral resource:
139.2Mt @ 1.8% Li_2O and 14.7% B_2O_3

First quartile costs

Dry stacked tailings solution

Electric haul trucks

70% water recycling

~2,100 direct jobs during construction

>1,000 ongoing jobs when operational

[1] Continuing to work closely with stakeholders in Serbia. Subject to award of final permits and approvals.

[2] These production targets were previously reported in a release to the Australian Securities Exchange (ASX) dated 10 December 2020, "Rio Tinto declares maiden Ore Reserve at Jadar" (for battery-grade lithium carbonate it was 55,000 tonnes). All material assumptions underpinning the production targets continue to apply and have not materially changed.

[3] These resources and reserves were previously reported in the Rio Tinto Annual Report 2020. The material assumptions on which they were based have not materially changed.

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RTA Value Chain – 2020 Actuals ©2021, Rio Tinto, All Rights Reserved 82 RTA Intersegment 3rd Party Sales Mining Aluminium Casting Bauxite 39.4 dmt 30% 80% 100% 70% 20% 57% Bauxite 56.1 dmt Refining Alumina 8.0mt Alumina 1.6mt VAP Non-VAP 43% Aluminium 3.2mt Casthouse Prodn

©2021, Rio Tinto, All Rights Reserved 83 T = Tonne Mt = Million tonnes Gt = Giga tonnes tCO2 = Tonne of carbon dioxide tCO2 e = Tonne of carbon dioxide equivalent P.a = Per annum Mtpa = Million tonnes per annum CO2 = Carbon dioxide GHG = Greenhouse gas Mwh = Megawatt hour MW = Megawatt GW = Gigawatt Common acronyms ROCE = Return on capital employed EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortisation CAGR = Compound annual growth rate USD = United States dollar Bn = Billion NPV = Net present value ESG = Environmental, Social, and Governance IRR = Internal rate of return R&D = Research and development VAP = Value-added product

©2021, Rio Tinto, All Rights Reserved 84 Increasing transparency for our stakeholders A commitment to reporting on: Ongoing progress against our own commitments and internal work-streams external obligations and recommendations. The enhanced governance arrangements in place to oversee the company’s progress against these actions. How Traditional Owners’ views are being sought and considered in shaping these commitments and Traditional Owners’ perspectives on how successfully these commitments are being met. How the company is working to advocate for enhanced sector-wide cultural heritage management and how this is consistent with our internal standards.

85©2021, Rio Tinto, All Rights Reserved Working to improve in multiple areas 1 Remedying and rebuilding our relationship with the PKKP people 2 Partnering with Pilbara Traditional Owners in modernising and improving agreements 3 Establishing the new Communities and Social Performance model 4 Building local capability and capacity to support the site General Manager 5 Improving our governance, planning and systems where it relates to communities 6 Reducing barriers to, and increasing, Indigenous employment 7 Increasing Indigenous leadership and developing cultural competency within Rio Tinto 8 Establishing a process to redefine and improve cultural heritage management standards 9 Establishing an Australian Advisory Group 10 Elevating external consultation 11 Elevating employee engagement

86 Establishing an Australian Advisory Group The AAG aims to: - Introduce more diversity and breadth of views - Increase the awareness of leaders within Rio Tinto to make fully informed decisions - Act as a sounding board for Rio Tinto on knowledge, practices, and perspectives with a particular focus on Indigenous issues - Provide coaching, mentoring and advice to senior leadership - Identify ways to improve the culture within Rio Tinto (previously called Indigenous Advisory Group) We are establishing an Australian Advisory Group (AAG) to help shape, influence and support our approach to issues that are important to Indigenous peoples, the Australian community and our business. Specific actions ©2021, Rio Tinto, All Rights Reserved

We have: Committed to a US$50 million investment to retain, attract and grow Indigenous professionals and leaders in our business Increased Indigenous leaders from 6 to 19 across Australia Increased our 2021 target to recruit 50 Indigenous leaders Launched a leadership development programme in Australia, with over 200 Indigenous employees enrolled Implemented a two-way Indigenous mentoring programme Launched an Australia-wide Indigenous employee networking programme Awarded Indigenous university scholarships to students in the fields of environmental science and engineering 87 Reducing barriers to and increasing Indigenous employment Specific actions ©2021, Rio Tinto, All Rights Reserved

Specific actions We have: Increased number of CSP professionals from 250 to 300, working in 65 sites and 35 countries Restructured reporting lines so field based CSP professionals report to their line managers Established a central CSP Area of Expertise with technical subject matter experts Established a senior leadership team comprising CSP leaders from all product groups, exploration, projects, closure and Indigenous Affairs 88 Establishing the new Communities and Social Performance model ©2021, Rio Tinto, All Rights Reserved

Specific actions Preliminary discussions with ten Pilbara Traditional Owner groups in relation to agreement moderisation Identified key principles for consideration in modernising agreements Signed engagement protocols that provide a scope and framework of the modernisation work with four of the Traditional Owner groups Continuing to work with Traditional Owners to enhance benefits that flow to communities Partnering with Pilbara Traditional Owners in modernising and improving agreements ©2021, Rio Tinto, All Rights Reserved 89

Building local capability and capacity to support the site General Manager Iron Ore Chief Executive has the overall accountability for Traditional Owner relationships and heritage matters for the product group Site General Managers have direct responsibility for TO relationships Traditional Owner Engagement Leads support the mine General Managers by maintaining the day-to-day engagement with the Traditional Owner groups Increased capacity across our CSP function as well as upgrading CSP systems to provide improved, linked-up decision- making A Traditional Owner Partnerships Committee has been created to drive improvements and share learnings ©2021, Rio Tinto, All Rights Reserved Specific actions 90

Rio Tinto Iron Ore has almost doubled the size of its cultural heritage team to more than 60 people. We are progressing the Integrated Heritage Management Process (IHMP) to ensure we do not impact sites of exceptional cultural significance within our existing mine plans. To date, we have: - Reviewed 2205 heritage sites - Reviewed all sites for 2021 and 95% for 2022 - Removed approx. 54 million tonnes of Iron Ore from our reserves as a precautionary measure - Set up protective buffer zones for all sites of high cultural significance 91 Specific actions We are increasing both the capabilities and resources of the internal Cultural Heritage teams to increase understanding and delivery of cultural heritage performance. Establishing a process to redefine and improve cultural heritage management standards ©2021, Rio Tinto, All Rights Reserved